Rule 10f-3 Transactions*
November 1, 2014 through April 30, 2015
Reported Transactions


1. The following 10f-3 transaction was effected for the HSBC Growth Portfolio Issuer/Security: Hilton Worldwide Holdings, Common Stock 5.00% due 11/06/2014 Date of Purchase: 11/04/2014
Date Offering Commenced:  11/04/2014
Name of Broker/Dealer from Whom Purchased:  Goldman Sachs
Name of Affiliated Dealer in Syndicate:  HSBC
Members of the Syndicate:Deutsch Bank Securities,J.P. Morgan,Goldman Sachs&Co., Citigroup,BofA Merrill Lynch,Credit Suisse,Morgan Stanley,Wells Fargo Securities,HSBC,Credit Agricole CIB,RBS,CastleOak Securities,LP,Macquarie Capital,Baird,Drexel Hamilton,Nomura,Raymond James,Ramirez&Co.,Inc.,Barclays,
MUFG,RBC Capital Markets,Telsey Advisory Group
Aggregate Principal Amount of Purchase:  $297,500
Aggregate Principal Amount of Offering:  $2,250,000,000
Purchase Price:  $25.00
Commission/ Spread/ Profit: $3,123.75





Rule 10f-3 Transactions*
November 1, 2014 through April 30, 2015 Reported Transactions